August 14, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Alison White

Re:	SBL Fund (File Nos. 002-59353 and 811-02753) (the “Registrant”)

Dear Ms. White:

We wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment No. 72 to the registration statement of the Registrant filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (“1933 Act”) on June 14, 2013 relating to Series D (MSCI EAFE Equal Weight Series) (the “Series”). The SEC staff’s comments were conveyed via a telephone conversation between you and Julien Bourgeois and Kaitlin Bottock of Dechert LLP on June 27, 2013. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

General Comments

Representations

1.	Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Registrant acknowledging that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response: We make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws.

EDGAR Codes

2.	Comment: Please ensure that the EDGAR Series and Class Identifier Codes reflect the Series’ correct name and classes.

Response: We confirm that the EDGAR Series and Class Identifier Codes will reflect the Series’ correct name and classes.

Comments Relating to the Prospectus

Fees and Expenses of the Series

3.	Comment: In the “Fees and Expenses of the Series” section, please confirm that the Series does not have any acquired fund fees and expenses (“AFFE”) in excess of one basis point as per Instruction 3(f)(i) to Item 3 of Form N-1A.

Response: We confirm that the Series does not have AFFE in excess of one basis point. We also have confirmed that the Series is not expected to have AFFE in excess of one basis point after implementation of the new investment strategies.

Principal Investment Strategies

4.	Comment: Since the “Principal Investment Strategies” section discloses that the Series may hold up to 20% of its assets in debt securities, please include risk disclosure that corresponds to these securities in the “Principal Risks” section.

Response: We have revised the “Principal Risks” section to incorporate disclosure relating to the risks of investing in debt securities.

Performance Information

5.	Comment: With respect the MSCI World Index, please reconcile the parentheticals in the “Average Annual Total Returns” table that simultaneously note that the Index is the “net” version and also reflects no deductions for fees, expenses or taxes.

Response: We will clarify the parentheticals to indicate that the Index is the “net” version.

6.	Comment: Please consider using the “gross” version of the MSCI World Index as opposed to the “net” version. If the Registrant elects to use the “net” version of the Index, please explain in your response why the “net” version is appropriate and include a footnote to the “Average Annual Total Returns” table to explain the methodology used to calculate the performance of the Index.

Response: Instruction 5 to Item 27(b)(7) of Form N-1A requires that the broad-based securities market index (the returns of which are required to be included in the “Average Annual Total Returns” table in response to Item 4 of Form N-1A) be adjusted to reflect the reinvestment of dividends on securities included in that index. The “gross” version of the Index approximates the maximum possible dividend reinvestment, while the “net” version of the Index approximates the dividend reinvestment after applicable withholding taxes. We respectfully note that the “net” version of the MSCI World Index better reflects how dividends paid to the Series on foreign securities generally are reinvested. We also respectfully note that, although returns of the “net” version of the Index will be lower than the “gross” version, the “net” version will likely be more reflective of the Series’ actual withholding tax reclaim experience. As such, the Registrant believes that the use of the “net” version of the MSCI World Index as a primary benchmark index provides investors with an appropriate broad-based securities market index against which to compare the Series’ returns in light of the Series’ foreign investment strategies.

In addition, the Registrant notes that, in discussions with the SEC staff (Ms. Kimberly Browning) on July 30, 2013 and July 31, 2013, the SEC staff provided comments on similar changes to the prospectuses in connection with the MSCI EAFE Equal Weight Fund a series of Security Equity Fund (File No. 002-18458), the retail version of the Series. In those conversations, the SEC staff confirmed that the MSCI World Index (Net) is acceptable, when the prospectus includes additional disclosure that explains how the Index is calculated.

In response to the SEC staff’s comments, we will add a footnote to the table as follows:

The MSCI World Index (Net) returns reflect reinvested dividends net of foreign withholding taxes, but reflect no deductions for fees, expenses or other taxes. The returns are calculated by applying dividend withholding rates applicable to non-resident persons who do not benefit from double taxation treaties. Withholding rates applicable to the Series may be lower.

Additionally, the Registrant has included a parenthetical in the “Average Annual Total Returns” table to indicate that the Index values reflect no deduction for fees, expenses or taxes, except foreign withholding taxes.

Investment Manager

7.	Comment: With respect to the “Portfolio Managers” sub-section, please confirm that the disclosure includes each portfolio manager’s business experience during the past five years per Item 10(a)(2) of Form N-1A.

Response: We confirm that the business experience for each portfolio manager during the past five years is included in the “Portfolio Managers” sub-section.

Comments Relating to the Statement of Additional Information (“SAI”)

Portfolio Managers

8.	Comment: Please identify the benchmarks to measure portfolio manager performance as Item 20(b) of Form N-1A requires that the Series identify any benchmark used to measure performance.

Response: The portfolio managers are not compensated based on their performance against a specific benchmark. Accordingly, no change has been made to the disclosure.

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Please call Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if he may assist you in any way.

Very truly yours,

/s/ Amy J. Lee
Amy J. Lee
Secretary and Senior Vice President
Security Investors, LLC

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